Exhibit 99.2

Colliers International Group Inc. Second Quarter 2019 Financial Results July 30, 2019

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from a ny future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especiall y as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy ra tes and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in r ela tion to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets s erv ed by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information tec hnology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration p oli cies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) an d other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are ma de as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whethe r as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

3 Second Quarter 2019 Results • Momentum continues with solid internal revenue growth and overall operating performance • Quarterly revenues up 12% (15% in local currencies) with internal growth of 5% • Investment Management drove Adjusted EBITDA growth of 26% (30% in local currencies) • Adjusted EPS of $1.10, up 16% from the prior year quarter • Completed three acquisitions YTD, including former affiliates in Charlotte, North Carolina and in Sweden this quarter • Pipeline for additional acquisitions remains robust • Established a structured accounts receivable facility (“AR Facility”) with initial proceeds of $119.4 million used to repay outstanding indebtedness • On track to meet full year outlook

4 Second Quarter 2019 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations USD LC (1) Revenue 745.5 667.4 12% 15% Adjusted EBITDA 87.3 69.4 26% 30% Adjusted EBITDA Margin 11.7% 10.4% Adjusted EPS 1.10 0.95 16% GAAP Operating Earnings 57.2 45.6 26% GAAP Operating Earnings Margin 7.7% 6.8% GAAP EPS 0.60 0.60 0% USD LC (1) Revenue 1,380.6 1,219.8 13% 17% Adjusted EBITDA 130.9 105.6 24% 27% Adjusted EBITDA Margin 9.5% 8.7% Adjusted EPS 1.61 1.39 16% GAAP Operating Earnings 70.6 61.3 15% GAAP Operating Earnings Margin 5.1% 5.0% GAAP EPS 0.63 0.72 -13% Q2 2019 Q2 2018 % Change over Q2 2019 YTD 2019 YTD 2018 % Change over YTD 2018

5 Second Quarter Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Service s, Project Management, Workplace Solutions, Property Marketing and Research Services. Q2 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Investment Management 46.9 2.5 253.4 221.7 163.6 185.7 281.6 257.4 745.5 667.4 2019 2018 % Change over Q2 2018 USD LC Outsourcing & Advisory 9% 13% Sales Brokerage -12% -9% Lease Brokerage 14% 17% Investment Management NM NM Total 12% 15% Revenue Mix Q2 2019 Q2 2018 Outsourcing & Advisory 38% 39% Sales Brokerage 22% 28% Lease Brokerage 34% 33% Investment Management 6% 0% Total 100% 100%

6 (1) Q2 2019 GAAP Operating Earnings: $ 25.6M Americas, $10.8M EMEA, $12.5M Asia Pacific, $12.2M Investment Management (2) Q2 2018 GAAP Operating Earnings: $26.8M Americas, $14.7M EMEA, $13.5M Asia Pacific, ($0.8M) Investment Management Q2 2019 Revenues Q2 2019 Adjusted EBITDA 1 Second Quarter Geographic Split (US$ millions) Q2 2018 Revenues Q2 2018 Adjusted EBITDA 2 57% 20% 17% 6% Americas 421.4 EMEA 151.6 Asia Pacific 125.1 Investment Management 46.9 41% 21% 16% 22% Americas 36.2 EMEA 19.0 Asia Pacific 14.2 Investment Management 19.2 49% 30% 21% Americas 36.2 EMEA 22.2 Asia Pacific 15.4 59% 22% 19% Americas 388.6 EMEA 147.0 Asia Pacific 128.8

7 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas (US$ millions) • Revenues up 9% in local currencies, with 5% growth from acquisitions and 4% from internal growth • Internal growth led by Lease Brokerage, particularly in the US Northeast and Southwest regions • Adjusted EBITDA margin impacted by reduction in higher margin Sales Brokerage and ongoing incremental investments in talent acquisition relative to last year Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q2 2019 $25.6M at 6.1% margin ; Q2 2018 $26.8M at 6.9% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 188.2 161.1 95.1 105.0 138.0 122.5 421.4 388.6 Q2 2019 Q2 2018 36.2 36.2 8.6% 9.3% Q2 2019 Q2 2018 USD LC Internal Growth (LC) Revenue Growth 8% 9% 4%

8 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 9% in local currencies, with 7% from internal growth and 2% growth from acquisitions • Internal growth driven by an increase in Outsourcing & Advisory services across the entire region, particularly workplace solutions and project management • Adjusted EBITDA impacted by planned investments in talent acquisition and change in revenue mix (2) GAAP Operating Earnings: Q2 2019 $10.8M at 7.2% margin ; Q2 2018 $14.7M at 10.0% margin Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 36.0 33.6 39.5 40.0 76.2 73.4 151.6 147.0 Q2 2019 Q2 2018 19.0 22.2 12.6% 15.1% Q2 2019 Q2 2018 USD LC Internal Growth (LC) Revenue Growth 3% 9% 7%

9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific (US$ millions) • Revenues up 3% in local currencies, with 2% from internal growth and 1% growth from acquisitions • Internal growth driven by Outsourcing & Advisory services • Adjusted EBITDA impacted by revenue mix (2) GAAP Operating Earnings: Q2 2019 $12.5M at 10.0% margin; Q2 2018 $13.5M at 10.5% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 28.9 27.0 29.0 40.7 67.1 61.1 125.1 128.8 Q2 2019 Q2 2018 14.2 15.4 11.4% 11.9% Q2 2019 Q2 2018 USD LC Internal Growth (LC) Revenue Growth -3% 3% 2%

10 Investment Management (US$ millions) • Revenues reflect significant incremental management fees from new capital commitments • Q2 2019 revenues include $4.3 million of pass - through revenues from historical carried interests • $30.3 Billion of AUM as of June 30, 2019 (1) GAAP Operating Earnings: Q2 2019 $12.2M at 26.1% margin; Q2 2018 ($0.8M) at (30.7%) margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) 46.9 2.5 Q2 2019 Q2 2018 19.2 - 0.8 41.0% Q2 2019 Q2 2018

11 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Capitalization & Capital Allocation (US$ millions) Highlights • Completed Charlotte and Sweden acquisitions during Q2 2019 • Net debt / pro forma adjusted EBITDA leverage of 1.7x at June 30, 2019 • Down from 2.0x in the prior quarter, reflecting the impact of AR Facility • Up from 1.2x in the prior year quarter, reflecting the impact of Harrison Street acquisition (July 2018) • Anticipated capital expenditures of approximately $45 - $50 million in 2019 driven by investments in office space and IT systems/software Cash $ 102.1 $ 127.0 $ 104.2 Total Debt 692.4 672.1 419.8 Net Debt $ 590.3 $ 545.1 $ 315.6 Redeemable non- controlling interests 338.4 343.4 156.6 Shareholders' equity 428.8 392.0 330.2 Total capitalization $ 1,357.5 $ 1,280.5 $ 802.4 Net debt / pro forma adjusted EBITDA 1.7 1.6 1.2 Capital Expenditures $ 13.7 $ 7.8 Acquisition Spend (1) $ 19.9 $ 19.0 Capital Expenditures $ 24.1 $ 14.0 Acquisition Spend (1) $ 40.2 $ 106.8 6 Months Ended June 30, 2019 June 30, 2018 June 30, 2019 December 31, 2018 June 30, 2018 3 Months Ended June 30, 2019 June 30, 2018

12 Looking Ahead 2019 Consolidated full year outlook • No change to 2019 full year outlook • Predicated on stable market conditions, despite a number of ongoing geopolitical events • High single - digit consolidated revenue growth, consisting of low single - digit internal growth and the balance from previously completed acquisitions • Consolidated adjusted EBITDA margin improvement of 100 - 120bps • Consolidated income tax rate of 28% - 30% • Consolidated NCI share of earnings of 18% - 20% • Low double - digit adjusted EPS growth on full year basis • Future acquisitions will be incremental to growth rate assumptions above

Appendix Reconciliation of non - GAAP measures

14 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 35,575 $ 28,804 Income tax 13,187 12,859 Other income, net 179 (33) Interest expense, net 8,257 3,939 Operating earnings 57,198 45,569 Depreciation and amortization 23,778 16,283 Acquisition-related items 5,263 5,741 Restructuring costs 275 347 Stock-based compensation expense 809 1,487 Adjusted EBITDA $ 87,323 $ 69,427 Three months ended June 30, 2019 June 30, 2018 $ 41,039 $ 37,343 14,402 17,575 (322) (460) 15,476 6,856 70,595 61,314 46,447 32,141 9,898 7,995 314 416 3,640 3,701 $ 130,894 $ 105,567 Six months ended June 30, 2019 June 30, 2018

Appendix

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

	Three months ended		Six months ended	
(US$ thousands)	**June 30, 2019**	**June 30, 2018**	**June 30, 2019**	**June 30, 2018**
Net earnings	$ 35,575	$ 28,804	$ 41,039	$ 37,343
Non-controlling interest share of earnings	(6,586)	(3,547)	(7,831)	(4,216)
Amortization of intangible assets	15,238	8,779	29,958	17,368
Acquisition-related items	5,263	5,741	9,898	7,995
Restructuring costs	275	347	314	416
Stock-based compensation expense	809	1,487	3,640	3,701
Income tax on adjustments	(4,212)	(2,550)	(8,216)	(4,973)
Non-controlling interest on adjustments	(2,346)	(1,206)	(4,592)	(2,050)
Adjusted net earnings	**$ 44,016**	$ 37,855	**$ 64,210**	$ 55,584

	Three months ended		Six months ended	
(US$)	**June 30, 2019**	**June 30, 2018**	**June 30, 2019**	**June 30, 2018**
Diluted net earnings per common share	$ 0.60	$ 0.60	$ 0.63	$ 0.72
Non-controlling interest redemption increment	0.13	0.03	0.20	0.11
Amortization of intangible assets, net of tax	0.23	0.14	0.46	0.28
Acquisition-related items	0.12	0.13	0.22	0.18
Restructuring costs, net of tax	-	0.01	0.01	0.01
Stock-based compensation expense, net of tax	0.02	0.04	0.09	0.09
Adjusted EPS	**$ 1.10**	$ 0.95	**$ 1.61**	$ 1.39

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